<mark>Schedule F, Section II – Additional Foreign Financial Regulatory Authorities</mark>

English Name of Foreign Financial Regulatory Authority	Foreign Registration No.	English Name of Country
Cayman Islands Monetary Authority	No Regulated Entity #	Cayman Islands
China Banking and Insurance Regulatory Commission	91310000783141239H	China
Securities and Futures Commission	1026167	China
Gibraltar Financial Services Commission	122702	Gibraltar
Guernsey Financial Services Commission	10	Guernsey
Hong Kong Monetary Authority	1026167	Hong Kong
Reserve Bank Of India	1/90	India
Securities And Exchange Board Of India	INBI00000950	India
Securities And Exchange Board Of India	INM000002129	India
Reserve Bank Of India	BOM.43	India
Isle Of Man Financial Services Authority	1047	Isle of Man
Bank Of Israel	56-002575-1	Israel
Japan Financial Services Agency	1075	Japan
Jersey Financial Services Commission	8446	Jersey
France ACPR	12448	Monaco
Monaco Commission for the Control of Financial Activities	No Regulated Entity #	Monaco
Monetary Authority Of Singapore	S73Fc2302A	Singapore
Swiss Financial Market Supervisory Authority FINMA	None	Switzerland